UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 28 May, 2013

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
("Gold Fields" or "the Company")

JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123

DEALING IN SECURITIES BY DIRECTORS OF GOLD FIELDS LIMITED AND MAJOR SUBSIDIARIES

In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited ("the Listings Requirements") we hereby advise that Messrs NJ Holland, a director of Gold Fields Limited and Messrs MD Fleischer, a director of a major subsidiary have retained all Performance Vesting Restricted Shares ("PVRS") which were awarded to them in terms of The Gold Fields Limited 2005 Share Plan, as amended. Mr. PA Schmidt, a director of Gold Fields Limited only sold sufficient shares to cover the tax liability and has retained the remaining shares which were awarded in terms of The Gold Fields Limited 2005 Share Plan, as amended.

Details of the transaction are set out below:

	NJ Holland
Nature of transaction	Off market acquisition of shares in terms of the above scheme
Transaction Date	27 May 2013
Number of Shares	173,084
Class of Security	Ordinary shares
Market Price per Share	R62.8428
Total Value	R10 877 083.20
Vesting Period	The award vests on the third anniversary following the grant date.
Nature of interest	Direct and Beneficial
	MD Fleischer
Nature of transaction	Off market acquisition of shares in terms of the above scheme
Transaction Date	27 May 2013
Number of Shares	54,784
Class of Security	Ordinary shares
Market Price per Share	R62.8428
Total Value	R3,442,779.96
Vesting Period	The award vests on the third anniversary following the grant date.
Nature of interest	Direct and Beneficial
	PA Schmidt
Nature of transaction	Off market acquisition of shares in terms of the above scheme
Transaction Date	27 May 2013
Number of Shares	30,864
Class of Security	Ordinary shares
Market Price per Share	R62.8428

Total Value	R1,939,580.18
Vesting Period	The award vests on the third anniversary following the grant date.
Nature of interest	Direct and Beneficial
	PA Schmidt
Nature of transaction	On market sale of shares in terms of the above scheme to cover the tax liability for the shares that settled.
Transaction Date	24 May 2013
Number of Shares/Options	25,366
Class of Security	Ordinary Shares
Market Price per Share	R 56.0155
Total Value	R 1,420,889.17
Vesting Period	The award vests on the third anniversary following grant date
Nature of interest	Direct and Beneficial

In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities has been obtained.

28 May 2013
Sponsor:
JP Morgan Equities Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: May 28, 2013

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer